

PUBLIC POWER CORPORATION S.A.

30, Chalkokondili Str.
10432 ATHENS
Greece

RECEIVED

??? JAN -2 ⊃ 12: ??

BY COURIER

No/Date : f /01 : 738 /20.12.2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA



08000040

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
• An Announcement

ANNOUNCEMENT

PPC's Board of Directors decided today 20/12/2007 the postponement of the discussion regarding the Memorandum of Understanding between PPC and RWE for the BoD's January 2008 meeting.

Athens, December 20, 2007



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|01-742 | 24|12|2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
• An Announcement



ANNOUNCEMENT

PPC announces the completion on Friday 21/12/07 of the transfer of its indirect participation in Tellas Telecommunications SA to WIND Hellas Telecommunications SA following the relevant approval by the Regulator (462/177 of 14/12/07).

Athens, December 24, 2007

END